Exhibit 99.1

NEWS RELEASE

Endeavour Silver Reports Results of Annual General Shareholder Meeting
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Vancouver, Canada – May 23, 2013 - Endeavour Silver Corp. (TSX: EDR, NYSE: EXK) reports the results of its Annual General Meeting of Shareholders (AGM) held yesterday in Vancouver, BC.

Shareholders voted in favour of all items of business, including the election of each director nominee.  A total of 45.2 million votes were cast representing 45.4% of the issued common shares as of the record date for the meeting, as follows:

Director	Votes for	Votes withheld	Percent for	Percent withheld
Ricardo M. Campoy	32,230,890	1,151,340	96.55%	3.45%
Bradford J. Cooke	32,090,600	1,291,630	96.13%	3.87%
Geoffrey A. Handley	32,215,936	1,166,294	96.51%	3.49%
Rex J. McLennan	32,967,389	414,841	98.76%	1.24%
Kenneth Pickering	32,721,736	660,494	98.02%	1.98%
Mario D. Szotlender	19,893,981	13,488,249	59.59%	40.41%
Godfrey J. Walton	32,639,598	742,632	97.78%	2.22%

Shareholders voted 99.50% in favour of the implementation of an Advance Notice Policy for the nomination of Directors. In addition, shareholders voted in favour to appoint KPMG LLP as auditors, and to authorize the Board of Directors to fix the auditor’s remuneration for the ensuing year.

At the Board of Directors meeting following the AGM, Geoff Handley was re-appointed Chairman of the Board and Chair of the Corporate Governance and Nominating Committee; Rex McLennan was re-appointed Chair of the Audit Committee; Ricardo Campoy was re-appointed Chair of the Compensation Committee; and Ken Pickering was appointed Chair of the newly established Sustainability Committee.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
CEO and Director

About Endeavour – Endeavour Silver is one of the fastest-growing silver mining companies in North America, with a proven track record of organic growth and strategic acquisitions. Since start-up in 2004, Endeavour has posted eight consecutive years of growth in production, reserves and resources. The organic expansion programs now under way at Endeavour’s three operating silver mines in Mexico combined with strategic acquisition and exploration programs should help Endeavour achieve its goal to become the next premier senior silver mining company.

Contact Information - For more information contact:
Meghan Brown, Director of Investor Relations
Toll free: (877) 685-9775
Tel: (604) 685-9775
Fax: (604) 685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com